Exhibit 99.1

Glass House Brands Appoints John Brebeck as Vice President of Investor Relations

LONG BEACH, CA and TORONTO, November 4th, 2021 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has appointed John Brebeck as Vice President of Investor Relations. Mr. Brebeck commenced his new role with the Company on November 1, 2021.

"We are thrilled to welcome John to the Glass House team as our new VP of Investor Relations," said Kyle Kazan, Chairman and Chief Executive Officer of Glass House. "John has been a shareholder in Glass House Brands from the very beginning and is a strong proponent of shareholder alignment. Having spent his entire career in the public markets in research, investment strategy, investment banking, and capital market advisory for public companies, John brings a vast breadth of experience in the institutional investment industry to the Glass House team. Over the past ten years, he has helped hundreds of companies communicate their investment proposition with greater clarity and sophistication, enhancing shareholder value, improving the investor base and facilitating the fundraising process."

Mr. Kazan added, "We believe that John, working closely with our CFO, Mark Vendetti, who joined us in October, will provide a huge boost to our investor outreach program. We are very excited to bring him on as we continue to execute on our vertically integrated corporate strategy and embark on this next phase of Company growth."

Mr. Brebeck joins Glass House with more than 25 years of investment advisory experience. Previously he was Senior Advisor at Quantum International Corporation, Taiwan's premier Capital Market Advisory firm. He was also previously the Head of Research at Yuanta Securities, the No. 1 Broker in Taiwan. While at Yuanta, Mr. Brebeck became the first-ever foreign-born President of Yuanta Investment Consulting. He also was the Head of Research for the Dalton Greater China Fund and continues to serve as an External Director to the Fund. During the early years of Taiwan's rise to become an IT manufacturing powerhouse, Mr. Brebeck was Head of Research & Senior Technology Analyst at JP Morgan Securities in Taiwan, and a key member of JP Morgan's top-ranked Asia Ex-Japan Technology Research Team.

Mr. Brebeck is fluent in Mandarin Chinese, holds a Bachelor of Arts Degree in China Regional Studies from Georgetown University, attained his MBA degree at the University of Chicago Booth, and is a CFA Charterholder.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those proiected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

ibrebeck@glasshousegroup.com

562.264.5078

Investor Relations Contact:

MATTIO Communications T: (416) 992-4539

Email: ir@mattio.com